Exhibit 99.2

Unaudited Consolidated Financial Statements

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	Notes	2024	2023

CONTINUING OPERATIONS

Revenues	2	1,885	1,738

Operating expenses	5	(1,081)	(1,074)

Depreciation		(28)	(30)

Amortization of computer software		(153)	(118)

Amortization of other identifiable intangible assets		(25)	(25)

Other operating (losses) gains, net	6	(41)	17

Operating profit		557	508

Finance costs, net:

Net interest expense	7	(40)	(55)

Other finance income (costs)	7	22	(90)

Income before tax and equity method investments		539	363

Share of post-tax (losses) earnings in equity method investments	8	(8)	570

Tax expense	9	(67)	(196)

Earnings from continuing operations		464	737

Earnings from discontinued operations, net of tax		14	19

Net earnings		478	756

Earnings (loss) attributable to:

Common shareholders		481	756

Non-controlling interests		(3)	—

Earnings per share:	10

Basic earnings per share:

From continuing operations		$1.03	$1.56

From discontinued operations		0.03	0.04

Basic earnings per share		$1.06	$1.60

Diluted earnings per share:

From continuing operations		$1.03	$1.55

From discontinued operations		0.03	0.04

Diluted earnings per share		$1.06	$1.59

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended March 31,

(millions of U.S. dollars)	Notes	2024	2023

Net earnings		478	756

Other comprehensive (loss) income:

Items that have been or may be subsequently reclassified to net earnings:

Cash flow hedges adjustments to net earnings	7	30	(2)

Cash flow hedges adjustments to equity		(21)	(1)

Foreign currency translation adjustments to equity		(71)	69

		(62)	66

Items that will not be reclassified to net earnings:

Fair value adjustments on financial assets	11	1	(1)

Remeasurement on defined benefit pension plans		17	5

Related tax expense on remeasurement on defined benefit pension plans		(4)	(1)

		14	3

Other comprehensive (loss) income		(48)	69

Total comprehensive income		430	825

Comprehensive income (loss) for the period attributable to:

Common shareholders:

Continuing operations		424	806

Discontinued operations		14	19

Non-controlling interests		(8)	—

Total comprehensive income		430	825

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		March 31,	December 31,

(millions of U.S. dollars)	Notes	2024	2023

Cash and cash equivalents	11	1,901	1,298

Trade and other receivables		1,040	1,122

Other financial assets	11	18	66

Prepaid expenses and other current assets		464	435

Current assets		3,423	2,921

Property and equipment, net		451	447

Computer software, net		1,500	1,236

Other identifiable intangible assets, net		3,199	3,165

Goodwill		7,285	6,719

Equity method investments	8	836	2,030

Other financial assets	11	426	444

Other non-current assets	12	629	618

Deferred tax		1,067	1,104

Total assets		18,816	18,684

LIABILITIES AND EQUITY

Liabilities

Current indebtedness	11	941	372

Payables, accruals and provisions	13	922	1,114

Current tax liabilities		354	248

Deferred revenue		928	992

Other financial liabilities	11	390	507

Current liabilities		3,535	3,233

Long-term indebtedness	11	2,879	2,905

Provisions and other non-current liabilities	14	689	692

Other financial liabilities	11	253	237

Deferred tax		425	553

Total liabilities		7,781	7,620

Equity

Capital	15	3,400	3,405

Retained earnings		8,712	8,680

Accumulated other comprehensive loss		(1,077)	(1,021)

Total equity		11,035	11,064

Total liabilities and equity		18,816	18,684

Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended March 31,

(millions of U.S. dollars)	Notes	2024	2023(1)
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		464	737
Adjustments for:
Depreciation		28	30
Amortization of computer software		153	118
Amortization of other identifiable intangible assets		25	25
Share of post-tax losses (earnings) in equity method investments	8	8	(570)
Deferred tax		(150)	(127)
Other	16	48	132
Changes in working capital and other items	16	(143)	(80)
Operating cash flows from continuing operations		433	265
Operating cash flows from discontinued operations		(1)	2
Net cash provided by operating activities		432	267
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	17	(436)	(490)
Payments related to disposals of businesses and investments		(4)	-
Proceeds from sales of LSEG shares	8	1,244	2,293
Capital expenditures		(145)	(140)
Other investing activities		-	23
Taxes paid on sales of LSEG shares and disposals of businesses		(16)	(18)
Net cash provided by investing activities		643	1,668
FINANCING ACTIVITIES
Repayments of debt		(48)	-
Net borrowings (repayments) under short-term loan facilities	11	564	(361)
Payments of lease principal		(15)	(16)
Repurchases of common shares	15	(352)	(718)
Dividends paid on preference shares		(1)	(1)
Dividends paid on common shares	15	(237)	(224)
Purchase of non-controlling interests	17	(380)	-
Other financing activities		(1)	5
Net cash used in financing activities		(470)	(1,315)
Translation adjustments		(2)	1
Increase in cash and cash equivalents		603	621
Cash and cash equivalents at beginning of period		1,298	1,069
Cash and cash equivalents at end of period		1,901	1,690
Supplemental cash flow information is provided in note 16.
Interest paid, net of debt related hedges		(25)	(26)
Interest received		13	8
Income taxes paid	16	(113)	(100)

(1)	Amounts have been reclassified to reflect the current presentation.

Interest received and interest paid are reflected as operating cash flows.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss ("AOCL")	Shareholders’ equity	Non- controlling interests (see note 17)	Total equity

Balance, December 31, 2023	1,901	1,504	3,405	8,680	21	(1,042)	(1,021)	11,064	–	11,064

Net earnings	–	–	–	481	–	–	–	481	(3)	478

Other comprehensive income (loss)	–	–	–	13	10	(66)	(56)	(43)	(5)	(48)

Total comprehensive income (loss)	–	–	–	494	10	(66)	(56)	438	(8)	430

Non-controlling interests on acquisition of subsidiaries	–	–	–	–	–	–	–	–	388	388

Purchase of non-controlling interests	–	–	–	–	–	–	–	–	(380)	(380)

Dividends declared on preference shares	–	–	–	(1)	–	–	–	(1)	–	(1)

Dividends declared on common shares	–	–	–	(244)	–	–	–	(244)	–	(244)

Shares issued under Dividend Reinvestment Plan (“DRIP”)	7	–	7	–	–	–	–	7	–	7

Repurchases of common shares (see note 15)	(5)	–	(5)	(217)	–	–	–	(222)	–	(222)

Stock compensation plans	89	(96)	(7)	–	–	–	–	(7)	–	(7)

Balance, March 31, 2024	1,992	1,408	3,400	8,712	31	(1,108)	(1,077)	11,035	–	11,035

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	AOCL	Shareholders’ equity	Non- controlling interests	Total equity

Balance, December 31, 2022	3,864	1,534	5,398	7,642	17	(1,172)	(1,155)	11,885	–	11,885

Net earnings	–		–	756	–	–	–	756	–	756

Other comprehensive income (loss)	–		–	4	(4)	69	65	69	–	69

Total comprehensive income (loss)	–		–	760	(4)	69	65	825	–	825

Dividends declared on preference shares	–		–	(1)	–	–	–	(1)	–	(1)

Dividends declared on common shares	–		–	(232)	–	–	–	(232)	–	(232)

Shares issued under DRIP	8	–	8	–	–	–	–	8	–	8

Repurchases of common shares (see note 15)	2	–	2	(2)	–	–	–	–	–	–

Stock compensation plans	84	(90)	(6)	–	–	–	–	(6)	–	(6)

Balance, March 31, 2023	3,958	1,444	5,402	8,167	13	(1,103)	(1,090)	12,479	–	12,479

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news.

These unaudited interim consolidated financial statements (“interim financial statements”) were approved by the Audit Committee of the Board of Directors of the Company on May 1, 2024.

Basis of preparation

The interim financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2023. The interim financial statements comply with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 2 of the consolidated financial statements for the year ended December 31, 2023.

The Company continues to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth, and an evolving interest rate and inflationary backdrop, among other factors. While the Company is closely monitoring these conditions to assess potential impacts on its businesses, some of management’s estimates and judgments may be more variable and may change materially in the future due to the significant uncertainty created by these circumstances.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2023, which are included in the Company’s 2023 annual report.

References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars, references to “£” are to British pounds sterling and references to SEK are to Swedish Krona.

Recent accounting pronouncements

IAS 21, The Effect of Changes in Foreign Exchange Rates

In August 2023, the IASB issued amendments to IAS 21, which provide guidance on the determination of an exchange rate to translate transactions and financial statements denominated or presented in a currency that is not exchangeable into another currency. The amendments are effective for reporting periods beginning January 1, 2025. The Company is assessing the impact of these amendments on its financial statements.

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which will replace IAS 1, Presentation of Financial Statements, and is effective for reporting periods beginning January 1, 2027. IFRS 18 will change the presentation of the Company’s financial statements and add new disclosure requirements. Specifically, the new standard requires:

●

The consolidated income statement to be structured according to operating, investing and financing categories, and include additional subtotals for “Operating Profit” and “Profit Before Financing and Income Taxes”;

●

Management-defined performance measurements (“MPM’s”), which represent certain of the Company’s non-IFRS measures, to be identified, defined, and have an explanation why each one is useful. Each MPM must be reconciled to the most directly comparable IFRS subtotal. All disclosures related to MPM’s must be disclosed in a single footnote within the consolidated financial statements; and

●

The application of enhanced guidance related to the grouping of financial information associated with amounts presented within the financial statements, otherwise known as aggregation or disaggregation.

The Company is assessing the impact of IFRS 18 on its disclosures.

Amendments to IAS 7, Statement of Cash Flows

The amendments were issued to align the presentation of the statement of cash flows, as prepared under the indirect method, to the changes prescribed to the income statement under IFRS 18.

Both IFRS 18 and the amendments to IAS 7 are disclosure related and do not impact the Company’s results of operations, financial condition, or cash flows.

Other pronouncements issued by the IASB and International Financial Reporting Interpretations Committee (“IFRIC”) are not applicable or consequential to the Company.

Note 2: Revenues

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconcile them to reportable segments (see note 3).

Revenues by type	Legal				Tax & Accounting				Global		Eliminations/
Three months ended	Professionals		Corporates		Professionals		Reuters News		Print		Rounding		Total
March 31,	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

Recurring	698	672	370	326	199	176	164	155	–	–	(5)	(6)	1,426	1,323
Transactions	23	42	137	109	129	106	46	20	–	–	–	–	335	277
Global Print	–	–	–	–	–	–	–	–	124	138	–	–	124	138
Total	721	714	507	435	328	282	210	175	124	138	(5)	(6)	1,885	1,738

Revenues by geography (country of destination)	Legal				Tax & Accounting				Global		Eliminations/
Three months ended	Professionals		Corporates		Professionals		Reuters News		Print		Rounding		Total
March 31,	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

U.S.	586	583	391	351	265	227	62	30	95	105	(5)	(6)	1,394	1,290
Canada (country of domicile)	23	20	5	4	13	12	1	1	10	13	–	–	52	50
Other	7	7	26	19	38	33	2	2	3	4	–	–	76	65

Americas (North America, Latin America, South America)	616	610	422	374	316	272	65	33	108	122	(5)	(6)	1,522	1,405

U.K.	66	68	34	29	7	5	105	102	9	8	–	–	221	212
Other	10	9	35	17	1	–	28	27	1	1	–	–	75	54
EMEA (Europe, Middle East and Africa)	76	77	69	46	8	5	133	129	10	9	–	–	296	266
Asia Pacific	29	27	16	15	4	5	12	13	6	7	–	–	67	67
Total	721	714	507	435	328	282	210	175	124	138	(5)	(6)	1,885	1,738

The Company revised its 2023 presentation to correct immaterial reclassifications, which did not impact total segment revenues or total consolidated revenues.

Note 3: Segment Information

The Company is organized as five reportable segments, reflecting how the businesses are managed. The segments offer products and services to target customers as described below.

Legal Professionals

The Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies, including generative AI, and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

The Corporates segment serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with the Company’s full suite of content-driven technologies, including generative AI, providing integrated workflow solutions designed to help our customers digitally transform and achieve their business outcomes.

Tax & Accounting Professionals

The Tax & Accounting Professionals segment serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by the Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

The Reuters News segment supplies business, financial and global news to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial market professionals exclusively via London Stock Exchange Group (“LSEG”) products.

Global Print

The Global Print segment provides legal and tax information primarily in print format to customers around the world.

The Company also reports “Corporate costs”, which includes expenses for corporate functions and does not qualify as a reportable segment.

	Three months ended March 31,
	2024	2023
Revenues
Legal Professionals	721	714
Corporates	507	435
Tax & Accounting Professionals	328	282
Reuters News	210	175
Global Print	124	138
Eliminations/Rounding	(5)	(6)
Revenues	1,885	1,738

Adjusted EBITDA
Legal Professionals	342	318
Corporates	193	154
Tax & Accounting Professionals	181	149
Reuters News	60	29
Global Print	47	50
Total reportable segments adjusted EBITDA	823	700
Corporate costs	(17)	(23)
Fair value adjustments(1)	(2)	(13)
Depreciation	(28)	(30)
Amortization of computer software	(153)	(118)
Amortization of other identifiable intangible assets	(25)	(25)
Other operating (losses) gains, net	(41)	17
Operating profit	557	508
Net interest expense	(40)	(55)
Other finance income (costs)	22	(90)
Share of post-tax (losses) earnings in equity method investments	(8)	570
Tax expense	(67)	(196)
Earnings from continuing operations	464	737

(1)	The three months ended March 31, 2024 includes $4 million of acquired deferred revenue (2023 – $9 million).

Reuters News revenues included $5 million in the three months ended March 31, 2024 (2023 - $6 million) primarily from content-related services that it provided to the Legal Professionals, Corporates and Tax & Accounting Professionals segments.

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.

Segment Adjusted EBITDA

●

Segment adjusted EBITDA represents earnings or loss from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of computer software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, corporate related items and fair value adjustments, including those related to acquired deferred revenue.

●	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
●

Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology, customer service, commercial policy, facilities management, and product and content development. Additionally, product costs are allocated when one segment sells products managed by another segment.

Note 4: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over the contract term and its costs are generally incurred evenly throughout the year. However, the Company’s revenues from quarter to consecutive quarter can be impacted by seasonality, particularly in the Company’s Tax & Accounting business, where revenues tend to be concentrated in the first and fourth quarters.

Note 5: Operating Expenses

The components of operating expenses include the following:

	Three months ended March 31,
	2024	2023
Salaries, commissions and allowances	570	587
Share-based payments	19	25
Post-employment benefits	31	29
Total staff costs	620	641
Goods and services(1)	373	342
Content	71	69
Telecommunications	9	10
Facilities	10	8
Fair value adjustments(2)	(2)	4
Total operating expenses	1,081	1,074

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.
(2)	Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates.

Note 6: Other Operating (Losses) Gains, Net

Other operating losses, net, were $41 million for the three months ended March 31, 2024 and included acquisition-related deal costs and costs related to a legal provision. Other operating gains, net, were $17 million for the three months ended March 31, 2023 and included a $23 million gain on the sale of a wholly-owned Canadian subsidiary to a company affiliated with The Woodbridge Company Limited (“Woodbridge”), the Company’s principal shareholder.

Note 7: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Three months ended March 31,

	2024	2023
Interest expense:
Debt	40	52
Other, net	2	5
Fair value losses (gains) on cash flow hedges, transfer from equity	27	(2)
Net foreign exchange (gains) losses on debt	(27)	2
Net interest expense – debt and other	42	57
Net interest expense – leases	3	2
Net interest expense – pension and other post-employment benefit plans	6	6
Interest income	(11)	(10)
Net interest expense	40	55

	Three months ended March 31,

	2024	2023
Net (gains) losses due to changes in foreign currency exchange rates	(26)	23
Net (gains) losses on derivative instruments	(1)	69
Other	5	(2)
Other finance (income) costs	(22)	90

Net (gains) losses due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net (gains) losses on derivative instruments related to foreign exchange contracts that are intended to reduce foreign currency risk on a portion of the Company’s indirect investment in LSEG, which is denominated in British pounds sterling.

Note 8: Equity Method Investments

Equity method investments in the consolidated statement of financial position were comprised of the following:

	March 31,	December 31,

	2024	2023
YPL	611	1,798
Other equity method investments	225	232
Total equity method investments	836	2,030

Equity method investments were primarily comprised of the Company’s indirect investment in LSEG shares, which it holds through its direct investment in York Parent Limited and its subsidiaries (“YPL”). YPL is an entity jointly owned by the Company and Blackstone’s consortium (comprised of The Blackstone Group and its subsidiaries, and private equity funds affiliated with Blackstone).

The investment in LSEG is subject to equity accounting because the LSEG shares are held through YPL, over which the Company has significant influence. As YPL owns only the financial investment in LSEG shares, which the parties intend to sell over time, and is not involved in operating LSEG, the investment in LSEG shares held by YPL is accounted for at fair value, based on the share price of LSEG. As the investment in LSEG is denominated in British pounds sterling, the Company has entered into a series of foreign exchange contracts to mitigate currency risk on its investment (see note 11).

On March 5, 2024, LSEG amended the terms of contractual lock-up provisions previously agreed between LSEG and the Blackstone consortium/Thomson Reuters entities that hold the LSEG shares, which increased the number of LSEG shares the Company could sell between March 2, 2024 and January 29, 2025 from 6.1 million shares to 7.5 million shares. In the three months ended March 31, 2024, the Company sold 10.1 million shares of LSEG that it indirectly owned, including 2.6 million that were subject to call options. The company received $1.2 billion of gross proceeds related to LSEG transactions, which included $57 million from the settlement of foreign exchange contracts and $58 million from shares sold in 2023 that settled in 2024. Virtually all of the $1.2 billion was received in the form of dividends from YPL.

In the three months ended March 31, 2023, the Company sold 24.5 million shares of LSEG that it indirectly owned. The company received $2.3 billion of gross proceeds related to LSEG transactions, which included $96 million from the settlement of foreign exchange contracts. Of this amount, $2.2 billion was received in the form of dividends from YPL.

These amounts were recorded as a reduction of the Company’s investment (except for the amounts related to the settlement of the foreign exchange contracts) and presented as investing activities in the consolidated statement of cash flow.

As of March 31, 2024, YPL held LSEG ordinary shares, which carry an approximate 6% economic and voting interest in LSEG. As of December 31, 2023, YPL held a combination of LSEG ordinary shares and LSEG limited-voting ordinary shares, with the shares carrying in aggregate an approximate 12% economic interest and 9% voting interest in LSEG.

As of March 31, 2024, the Company owned 18.2% (December 31, 2023 – 24.6%) of YPL and indirectly owned approximately 5.9 million (December 31, 2023 – 16.0 million) LSEG shares, which are subject to amended lock-up provisions that allow it to sell all of these remaining shares after January 29, 2025.

See note 20 for transactions that occurred after March 31, 2024.

The Company’s share of post-tax (losses) earnings in equity method investments as reported in the consolidated income statement is comprised of the following:

	Three months ended March 31,

	2024	2023
YPL	–	574
Other equity method investments	(8)	(4)
Total share of post-tax (losses) earnings in equity method investments	(8)	570

The Company’s share of post-tax (losses) earnings in its YPL investment was comprised of the following items:

	Three months ended March 31,

	2024	2023
(Decrease) increase in LSEG share price	(49)	478
Foreign exchange (losses) gains on LSEG shares	(7)	159
Loss from forward contract	–	(77)
Gain from call options	22	–
Historical excluded equity adjustment(1)	34	14
YPL - Share of post-tax earnings in equity method investments	–	574

(1)	Represents income from the recognition of a portion of the cumulative impact of equity transactions that were excluded from the Company’s investment in YPL.

Set forth below is summarized financial information for 100% of YPL.

	Three months ended March 31,

	2024	2023
Mark-to-market of LSEG shares	(258)	1,541
Loss from forward contract	–	(179)
Gain from call options	74	–
Net (loss) earnings	(184)	1,362
Total comprehensive (loss) income	(184)	1,362

The following table reconciles the net assets attributable to YPL to the Company’s carrying value of its investment in YPL:

	March 31,	December 31,
	2024	2023
Assets
Current assets	11	160
Non-current assets	4,128	8,036
Total assets	4,139	8,196
Liabilities
Current liabilities	36	105
Non-current liabilities	243	236
Total liabilities	279	341
Net assets attributable to YPL	3,860	7,855
Net assets attributable to YPL - beginning period	7,855	14,598
Net (loss) earnings attributable to YPL	(184)	2,936
Distributions to owners	(3,811)	(9,679)
Net assets attributable to YPL - ending period	3,860	7,855
Thomson Reuters % share	18.2%	24.6%
Thomson Reuters $ share	706	1,927
Historical excluded equity adjustment(1)	(95)	(129)
Thomson Reuters carrying amount	611	1,798

(1)	Represents the cumulative impact of equity transactions excluded from the Company’s investment in YPL.

See note 19 for related party transactions with YPL.

Note 9: Taxation

Tax expense was $67 million and $196 million for the three months ended March 31, 2024 and 2023, respectively. In the three months ended March 31, 2024, tax expense included a $15 million benefit from the release of tax reserves due to the favorable resolution of a tax dispute. In the three months ended March 31, 2023, tax expense included $136 million related to the Company’s earnings in equity method investments.

In January 2024, the Company began recording tax expense associated with the “Pillar Two model rules” as published by the Organization for Economic Cooperation and Development (“OECD”). These rules are designed to ensure large multinational enterprises within the scope of the rules pay a minimum level of tax in each jurisdiction where they operate. In general, the “Pillar Two model rules” apply a system of top-up taxes to bring the enterprise’s effective tax rate in each jurisdiction to a minimum of 15%. In the three months ended March 31, 2024, income tax expense included $2 million of top-up tax which was attributable to the Company’s earnings in Switzerland.

Additionally, tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

Note 10: Earnings Per Share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Three months ended March 31,
	2024	2023
Earnings attributable to common shareholders	481	756
Less: Dividends declared on preference shares	(1)	(1)
Earnings used in consolidated earnings per share	480	755
Less: Earnings from discontinued operations, net of tax	(14)	(19)
Earnings used in earnings per share from continuing operations	466	736

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended March 31,
	2024	2023
Weighted-average number of common shares outstanding	451,984,791	473,101,530
Weighted-average number of vested DSUs	141,538	167,526
Basic	452,126,329	473,269,056
Effect of stock options and TRSUs	700,734	893,743
Diluted	452,827,063	474,162,799

Note 11: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

March 31, 2024	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total

Cash and cash equivalents	384	1,517	-	-	1,901
Trade and other receivables	1,040	-	-	-	1,040
Other financial assets - current	8	10	-	-	18
Other financial assets - non-current	17	262	105	42	426
Current indebtedness	(941)	-	-	-	(941)
Trade payables (see note 13)	(145)	-	-	-	(145)
Accruals (see note 13)	(627)	-	-	-	(627)
Other financial liabilities - current(1)(2)	(337)	(53)	-	-	(390)
Long-term indebtedness	(2,879)	-	-	-	(2,879)
Other financial liabilities - non current(3)	(232)	(21)	-	-	(253)
Total	(3,712)	1,715	105	42	(1,850)

December 31, 2023	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total

Cash and cash equivalents	392	906	-	-	1,298
Trade and other receivables	1,122	-	-	-	1,122
Other financial assets - current	8	58	-	-	66
Other financial assets - non-current	18	263	98	65	444
Current indebtedness	(372)	-	-	-	(372)
Trade payables (see note 13)	(181)	-	-	-	(181)
Accruals (see note 13)	(798)	-	-	-	(798)
Other financial liabilities - current(1)(2)	(463)	(44)	-	-	(507)
Long-term indebtedness	(2,905)	-	-	-	(2,905)
Other financial liabilities - non current(3)	(227)	(10)	-	-	(237)
Total	(3,406)	1,173	98	65	(2,070)

(1)	Includes lease liabilities of $60 million (2023 - $56 million).
(2)

Includes a commitment to repurchase up to $270 million of shares related to the Company’s pre-defined plan with its broker to repurchase the Company’s shares during its internal trading blackout period (2023 - $400 million). See note 15.

(3)	Includes lease liabilities of $215 million (2023 - $209 million).

Cash and cash equivalents

Of total cash and cash equivalents, $111 million and $100 million as of March 31, 2024 and December 31, 2023, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Commercial paper program

The Company’s $2.0 billion commercial paper program provides cost effective and flexible short-term funding. The carrying amount of outstanding commercial paper of $699 million is included in “Current indebtedness” within the consolidated statement of financial position as of March 31, 2024 (December 31, 2023 – $130 million).

Credit facility

The Company has a $2.0 billion syndicated credit facility agreement which matures in November 2027 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). There were no outstanding borrowings under the credit facility as of March 31, 2024 and December 31, 2023. Based on the Company’s current credit ratings, the cost of borrowing under the facility is priced at the Term Secured Overnight Financing Rate (“SOFR”)/Euro Interbank Offered Rate (“EURiBOR”)/Simple Sterling Overnight Index Average (“SONIA”) plus 102.5 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.6 billion.

The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If the Company were to complete an acquisition with a purchase price of over $500 million, the Company may elect, subject to notification, to temporarily increase the ratio of net debt to EBITDA to 5.0:1 at the end of the quarter within which the transaction closed and for each of the three immediately following fiscal quarters. At the end of that period, the ratio would revert to 4.5:1. As of March 31, 2024, the Company complied with this covenant as its ratio of net debt to EBITDA, as calculated under the terms of its syndicated credit facility, was 0.7:1.

Foreign exchange contracts

The Company has entered into foreign exchange contracts that are intended to reduce foreign currency risk related to a portion of its indirect investment in LSEG, which is denominated in British pounds sterling. These instruments are not related to changes in the LSEG share price.

In the three months ended March 31, 2024, the Company settled foreign exchange contracts with a notional amount of £0.9 billion ($1.2 billion) for net proceeds of $57 million in conjunction with the sale of 7.5 million LSEG shares. In the three months ended March 31, 2023, the Company settled foreign exchange contracts with a notional amount £1.0 billion ($1.3 billion) for net proceeds of $96 million in conjunction with the sale of 13.6 million LSEG shares.

As of March 31, 2024, the Company had remaining foreign exchange contracts with a notional amount of £300 million ($349 million) outstanding. The Company’s interest in LSEG shares had a market value of approximately $0.7 billion, based on LSEG’s share price on that day (December 31, 2023 - $1.9 billion).

In the three months ended March 31, 2024, a gain of $1 million (2023 – losses of $69 million) was reported within “Other finance income (costs)” in the consolidated income statement (see note 7) due to fluctuations in the U.S. dollar – British pounds sterling exchange rate. The Company records the foreign exchange contracts at fair value each reporting period. The associated net fair value of these contracts was a liability of $30 million and an asset of $26 million as of March 31, 2024 and December 31, 2023, respectively, which were recorded within other current financial assets and liabilities, as appropriate, in the consolidated statement of financial position.

Fair Value

The fair values of cash and cash equivalents, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Current indebtedness” or “Long-term indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, current or non-current, in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and considering non-performance risk.

The following is a summary of debt and related derivative instruments that hedged the cash flows of debt:

	Carrying Amount		Fair Value
March 31, 2024	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
Commercial paper	699	–	700	–
C$1,400, 2.239% Notes, due 2025	1,034	(42)	1,003	(42)
$450, 3.85% Notes, due 2024(1)	242	–	239	–
$500, 3.35% Notes, due 2026	499	–	482	–
$350, 4.50% Notes, due 2043(1)	116	–	94	–
$350, 5.65% Notes, due 2043	342	–	342	–
$400, 5.50% Debentures, due 2035	396	–	404	–
$500, 5.85% Debentures, due 2040	492	–	508	–
Total	3,820	(42)	3,772	(42)
Current portion	941	–
Long-term portion	2,879	(42)

	Carrying Amount		Fair Value
December 31, 2023	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
Commercial paper	130	–	130	–
C$1,400, 2.239% Notes, due 2025	1,060	(65)	1,026	(65)
$450, 3.85% Notes, due 2024(1)	242	–	239	–
$500, 3.35% Notes, due 2026	499	–	482	–
$350, 4.50% Notes, due 2043(1)	116	–	95	–
$350, 5.65% Notes, due 2043	342	–	346	–
$400, 5.50% Debentures, due 2035	396	–	415	–
$500, 5.85% Debentures, due 2040	492	–	519	–
Total	3,277	(65)	3,252	(65)
Current portion	372	–
Long-term portion	2,905	(65)

(1)	Notes were partially redeemed in October 2018.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

●	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

March 31, 2024				Total

Assets	Level 1	Level 2	Level 3	Balance
Money market accounts	–	1,517	–	1,517
Other receivables(1)	–	–	272	272

Financial assets at fair value through earnings	–	1,517	272	1,789

Financial assets at fair value through other comprehensive income(2)	35	–	70	105

Derivatives used for hedging(3)	–	42	–	42

Total assets	35	1,559	342	1,936

Liabilities

Foreign exchange contracts(4)	–	(30)	–	(30)

Contingent consideration(5)	–	–	(44)	(44)

Financial liabilities at fair value through earnings	–	(30)	(44)	(74)

Total liabilities	–	(30)	(44)	(74)

December 31, 2023				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	–	906	–	906

Other receivables(1)	–	–	263	263

Foreign exchange contracts(4)	–	58	–	58

Financial assets at fair value through earnings	–	964	263	1,227

Financial assets at fair value through other comprehensive income(2)	33	–	65	98

Derivatives used for hedging(3)	–	65	–	65

Total assets	33	1,029	328	1,390

Liabilities

Foreign exchange contracts(4)	–	(32)	–	(32)

Contingent consideration(5)	–	–	(22)	(22)

Financial liabilities at fair value through earnings	–	(32)	(22)	(54)

Total liabilities	–	(32)	(22)	(54)

(1)	Receivables under indemnification arrangement (see below and in note 18).
(2)	Investments in entities over which the Company does not have control, joint control or significant influence.
(3)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.
(4)	Relates to the management of foreign exchange risk on a portion of the Company’s indirect investment in LSEG.
(5)

Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase, and to purchase shares from minority owners of a subsidiary.

The receivable from the indemnification arrangement is a level 3 in the fair value measurement hierarchy. The increase in the receivable between December 31, 2023 and March 31, 2024 is primarily due to fair value gains based on interest rates associated with the indemnifying party’s credit profile, partly offset by net foreign exchange losses, which are included within “Earnings from discontinued operations, net of tax”, in the consolidated income statement.

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the three months ended March 31, 2024.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	Quoted market prices or dealer quotes for similar instruments;
●	The fair value of cross-currency interest rate swaps and foreign exchange contracts are calculated as the present value of the estimated future cash flows based on observable yield curves;
●	The fair value of other receivables considers estimated future cash flows, current market interest rates and non-performance risk; and
●	The fair value of contingent consideration is calculated based on estimates of future revenue performance.

Note 12: Other Non-Current Assets

	March 31,	December 31,

	2024	2023

Net defined benefit plan surpluses	49	45

Cash surrender value of life insurance policies	359	354

Deferred commissions	102	108

Other non-current assets(1)	119	111

Total other non-current assets	629	618

(1)	Includes a tax receivable from HM Revenue & Customs (“HMRC”) of $90 million and $91 million as of March 31, 2024 and December 31, 2023, respectively (see note 18).

Note 13: Payables, Accruals and Provisions

	March 31,	December 31,

	2024	2023

Trade payables	145	181

Accruals	627	798

Provisions	105	92

Other current liabilities	45	43

Total payables, accruals and provisions	922	1,114

Note 14: Provisions and Other Non-Current Liabilities

	March 31,	December 31,

	2024	2023

Net defined benefit plan obligations	525	535

Deferred compensation and employee incentives	77	74

Provisions	76	71

Other non-current liabilities	11	12

Total provisions and other non-current liabilities	689	692

Note 15: Capital

Share repurchases – Normal Course Issuer Bid (“NCIB”)

The Company buys back shares (and subsequently cancels them) from time to time as part of its capital strategy. On November 1, 2023, the Company announced that it plans to repurchase up to $1.0 billion of its common shares. Share repurchases are typically executed under a NCIB. Shares are repurchased for the buyback program under a renewed NCIB, which was approved by the TSX and effective on November 1, 2023. Under the renewed NCIB, up to 10 million common shares may be repurchased between November 3, 2023 and November 2, 2024. The Company may repurchase common shares in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases or share purchase program agreement purchases if the Company receives, if applicable, an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. The price that the Company will pay for common shares in open market transactions will be the market price at the time of purchase or such other price as may be permitted by the TSX.

Details of share repurchases were as follows:

	Three months ended March 31,
	2024	2023

Share repurchases (millions of U.S. dollars)	352	718

Shares repurchased (number in millions)	2.3	6.0

Share repurchases - average price per share in U.S. dollars	$153.50	$120.10

Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Company entered into such a plan with its broker on March 26, 2024. As a result, the Company recorded a $270 million liability in “Other financial liabilities” within current liabilities as of March 31, 2024 with a corresponding amount recorded in equity in the consolidated statement of financial position (December 31, 2023 – $400 million, of which $352 million was used to repurchase shares in the three months ended March 31, 2024).

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan. Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended March 31,
	2024	2023

Dividends declared per common share	$0.54	$0.49
Dividends declared	244	232

Dividends reinvested	(7)	(8)

Dividends paid	237	224

Note 16: Supplemental Cash Flow Information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Three months ended March 31,
	2024	2023
Non-cash employee benefit charges	34	38
Net (gains) losses on foreign exchange and derivative financial instruments	(23)	91
Fair value adjustments (see note 5)	(2)	4

Other	39	(1)

	48	132

Details of “Changes in working capital and other items” are as follows:

	Three months ended March 31,
	2024	2023
Trade and other receivables	101	90
Prepaid expenses and other current assets	3	24
Payables, accruals and provisions	(274)	(370)
Deferred revenue	(76)	(47)
Income taxes(1)	120	241

Other	(17)	(18)

	(143)	(80)

(1)	Both periods include current tax liabilities that were recorded on the sale of LSEG shares (see note 8), for which the tax payments are included in investing activities.

Details of income taxes paid are as follows:

	Three months ended March 31,
	2024	2023
Operating activities - continuing operations	(97)	(82)

Investing activities - continuing operations	(16)	(18)

Total income taxes paid	(113)	(100)

Note 17: Acquisitions

In 2024, acquisitions of businesses included the purchase of a controlling equity interest in Pagero. All other acquisition activity in both years comprised the purchase of all the equity interests of the businesses acquired. Acquisitions are integrated into existing operations of the Company to broaden its offerings to customers as well as its presence in global markets. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Acquisitions also include investments in businesses in which the Company does not have a controlling interest.

Acquisition activity

The number of acquisitions completed, and the related consideration for the three months ended March 31, 2024 and 2023 were as follows:

	Three months ended March 31,
	2024		2023
	Number of Transactions	Cash Consideration	Number of Transactions	Cash Consideration
Business acquired	2	450	1	513

Less: Cash acquired		(24)		(25)
Business acquired, net of cash	2	426	1	488
Investments in businesses	2	6	1	2
Deferred and contingent consideration payments		4		-
	4	436	2	490

The following provides a brief description of the most significant acquisitions completed in the three months ended March 31, 2024 and 2023:

Date	Company	Acquiring Segments	Description
January 2024	Pagero Group AB (publ) (“Pagero”)	Corporates	A global leader in e-invoicing and indirect tax solutions, which it delivers through its Smart Business Network.
January 2024	World Business Media Limited	Reuters News	A cross-platform, subscription-based provider of editorial coverage for the global P&C and specialty (re)insurance industry.
January 2023	SurePrep LLC	Corporates and Tax & Accounting Professionals	A provider of tax automation software and services.

The details of net assets acquired were as follows:

	March 31,		March 31,
	2024			2023
	Pagero	Other	Total	SurePrep LLC
Cash and cash equivalents	22	2	24	25
Trade receivables	24	3	27	8
Prepaid expenses and other current assets	6	-	6	3
Current assets	52	5	57	36
Property and equipment	9	-	9	2
Computer software	302	-	302	180
Other identifiable intangible assets	42	19	61	13
Other non-current assets	4	-	4	1
Total assets	409	24	433	232
Payables and accruals	(44)	(1)	(45)	(5)
Current taxes payable	(4)	(1)	(5)	-
Deferred revenue	(13)	(5)	(18)	(47)
Other financial liabilities	(2)	(6)	(8)	-
Current liabilities	(63)	(13)	(76)	(52)
Long-term indebtedness	(48)	-	(48)	-
Provisions and other non-current liabilities	(3)	-	(3)	(1)
Other financial liabilities	(13)	(11)	(24)	-
Deferred tax	(42)	(5)	(47)	(9)
Total liabilities	(169)	(29)	(198)	(62)
Net assets acquired	240	(5)	235	170
Goodwill	557	46	603	343
Non-controlling interests	(388)	-	(388)	-
Total	409	41	450	513
Businesses acquired, net of cash	387	39	426	488

The excess of the purchase price over the net assets acquired was recorded as goodwill and reflects synergies and the value of the acquired workforce. Relative to the acquisitions completed in three months ended March 31, 2024 and 2023, the majority of goodwill is not expected to be deductible for tax purposes.

Pagero

In January 2024, the Company acquired a controlling interest in Pagero through a public tender offer. The Company purchased further interests from the non-controlling shareholders through March 2024. As of March 31, 2024, the Company owned approximately 99.58% of Pagero.

The non-controlling interest was measured at fair value, based on the tender offer price of SEK 50 per share, on the date of acquisition and recorded as part of equity. After the date of acquisition, the non-controlling interest was adjusted for its proportionate share of changes in equity. After the Company gained control of Pagero, further purchases of shares from the non-controlling interest reduced equity and were presented in financing activities within the consolidated statement of cash flow.

Purchase price allocation

Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

Other

The revenues and operating profit of acquired businesses were not material to the Company’s results of operations.

Note 18: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, privacy and data protection matters, defamation matters and intellectual property infringement matters. The outcome of all the matters against the Company is subject to future resolution, including uncertainties of litigation. Litigation outcomes are difficult to predict with certainty due to various factors, including but not limited to: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both trial and appellate levels; and the unpredictable nature of opposing parties. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, the Company performs an expected value calculation to determine its provisions. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Prior to December 31, 2023, the Company paid $430 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (“HMRC”), under the Diverted Profits Tax (“DPT”) regime that collectively related to the 2015, 2016, 2017 and 2018 taxation years of certain of its current and former U.K. affiliates. The Company does not believe these current and former U.K. affiliates fall within the scope of the DPT regime. Because the Company believes its position is supported by the weight of law, it intends to vigorously defend its position and will continue contesting these assessments through all available administrative and judicial remedies. As the assessments largely relate to businesses that the Company has sold, the majority are subject to indemnity arrangements under which the Company has been required to pay additional taxes to HMRC or the indemnity counterparty.

The Company does not believe that the resolution of these matters will have a material adverse effect on its financial condition taken as a whole. Payments made by the Company are not a reflection of its view on the merits of the case. As the Company expects to receive refunds of substantially all of the aggregate of amounts paid pursuant to these notices of assessment, it expects to continue recording substantially all of these payments as non-current receivables from HMRC or the indemnity counterparty, in its financial statements.

Guarantees

The Company has an investment in 3XSQ Associates, an entity jointly owned by a subsidiary of the Company and Rudin Times Square Associates LLC (“Rudin”), that owns and operates the 3 Times Square office building (“the building”) in New York, New York. In June 2022, 3XSQ Associates obtained a $415 million, 3-year term loan facility to refinance existing debt, fund the building’s redevelopment, and cover interest and operating costs during the redevelopment period. The building is pledged as loan collateral. Thomson Reuters and Rudin each guarantee 50% of (i) certain principal loan amounts and (ii) interest and operating costs. Thomson Reuters and Rudin also jointly and severally guarantee (i) completion of commenced works and (ii) lender losses arising from disallowed acts, environmental or otherwise. To minimize economic exposure to 50% for the joint and several obligations, Thomson Reuters and a parent entity of Rudin entered into a cross-indemnification arrangement. The Company believes the value of the building is expected to be sufficient to cover obligations that could arise from the guarantees. The guarantees do not impact the Company’s ability to borrow funds under its $2.0 billion syndicated credit facility or the related covenant calculation.

Note 19: Related Party Transactions

As of March 31, 2024, the Company’s principal shareholder, Woodbridge, beneficially owned approximately 69% of the Company’s common shares.

Transactions with YPL

In the three months ended March 31, 2024, the Company received $1.2 billion of dividends from YPL related to sale of LSEG shares indirectly owned by the Company. See note 8 for further details about these transactions.

Except for the above transactions, there were no new significant related party transactions during the first three months of 2024. Refer to “Related party transactions” disclosed in note 32 of the Company’s consolidated financial statements for the year ended December 31, 2023, which are included in the Company’s 2023 annual report, for information regarding related party transactions.

Note 20: Subsequent Events

Sale of LSEG Shares

On May 1, 2024, the Company agreed to sell to LSEG approximately 1.6 million LSEG shares that it indirectly owned for approximately $175 million in an off-market purchase pursuant to the terms of a buyback contract that was approved by LSEG’s shareholders on April 25, 2024. In order to enable the off-market purchase, LSEG agreed to a limited variation of the contractual lock-up provisions previously agreed between LSEG and the Blackstone consortium/Thomson Reuters entities that hold the LSEG shares.

As of May 1, 2024, after the completion of the above transaction, the Company indirectly owned approximately 4.3 million LSEG shares and the market value was approximately $0.5 billion, based on LSEG’s closing share price on that date. These shares are subject to amended lock-up provisions that allow the Company to sell all of the remaining shares after January 29, 2025.

Share Repurchases

From April 1, 2024 through April 30, 2024, the Company repurchased 0.7 million of its common shares for $106 million under the $1.0 billion share buyback program announced in November 2023. Under this program, the Company has cumulatively repurchased $819 million of its common shares.